EXHIBIT 99.6

Press Release

Total Opens a Digital Factory to Further its Ambition

of Becoming the Responsible Energy Major

Paris, October 18, 2019 – Total will open a Digital Factory in Paris in early 2020 that will bring together up to 300 developers, data scientists and other experts to accelerate the Group’s digital transformation. Total’s goal is to leverage the capabilities of digital tools to create value in all of its businesses.

The Digital Factory will be tasked with developing the digital solutions Total needs to improve its operations, in terms of both availability and cost, offer new services to customers, notably in the area of managing and controlling energy consumption, extend its reach to new distributed energiesc and reduce its environmental impact. Total’s ambition is to generate as much as $1.5 billion in value per year for the company by 2025 through additional revenue and reductions in operating or investment expenses.

“I am convinced that digital technology is a critical driver for achieving our excellence objectives across all of Total’s business segments. Total’s Digital Factory will serve as an accelerator, allowing the Group to systematically deploy customized digital solutions. Artificial intelligence (AI), the Internet of Things (IoT) and 5G are revolutionizing our industrial practices, and we will have the know-how in Paris to integrate them in our businesses as early as possible. The Digital Factory will also attract the new talent essential to our company’s future,” said Patrick Pouyanné, Chairman and Chief Executive Officer of Total, during France’s Best Developer contest.

New Professions for Total

Under the direction of Frédéric Gimenez, Chief Digital Officer of Total and Digital Factory project manager, teams comprising top developers, data scientists, architects and specialists in agile methodologies will work with operating personnel from Total’s different businesses in the 5,500-square-meter facility located in the center of Paris. From deep in the city’s innovation ecosystem, they will shape the energy professions of tomorrow, focusing on solutions that can be deployed agilely within the Group.

A New Step in Total’s Digital Transformation

The Digital Factory is a new step in Total’s transformation process. It follows on the signature of major partnership agreements with Google on artificial intelligence and geosciences and with Tata Consultancy Services on Refinery 4.0.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.